UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 July 2013
Commission File No. 001-32846

____________________________

CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Standard Form TR-1: Notifications of Major Interests in Shares

1.  Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
     CRH plc

2.  Reason for the notification (please place an X inside the appropriate bracket/s):

     [ X ] An acquisition or disposal of voting rights

     [     ] An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

     [     ] An event changing the breakdown of voting rights

     [     ] Other (please specify)

3.  Full name of person(s) subject to notification obligation:
     The Capital Group Companies, Inc.

4. Full name of shareholder(s) (if different from 3):
    See Schedule A

5.  Date of transaction (and date on which the threshold is crossed or reached):
     26th July 2013

6.  Date on which issuer notified:
     30th July 2013

7.  Threshold(s) that is/are crossed or reached:
     Below 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares (if possible use ISIN CODE)	Situation previous to the triggering transaction
	Number of shares	Number of voting rights
Ordinary Shares (IE0001827041)	22,377,823	22,377,823
ADR's (US12626K2033)	1,089,059	1,089,059
SUBTOTAL A (based on aggregate voting rights)	23,466,882	23,466,882

	Resulting situation after the triggering transaction
Class/type of shares (if possible use ISIN CODE)	Number of shares	Number of voting rights		% of voting rights
		Direct	Indirect	Direct	Indirect
Ordinary Shares (IE0001827041)			20,539,926		2.8159%
ADR's (US12626K2033)			1,089,059		0.1493%
SUBTOTAL A (based on aggregate voting rights)			21,628,985		2.9652%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	Number of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights
N/A

Total (A+B) (where applicable in accordance with national law)	Number of voting rights	% of voting rights
21,628,985	21,628,985	2.9652%

9.  Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
     See Schedule A

10. In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date]:
      N/A

11. Additional information:
      Due to a company reorganisation, Capital Research and Management Company ("CRMC") and Capital Group International, Inc. ("CGII") will no longer report relevant holdings under management. With effect from 1 September
      2012, the holdings under management of CRMC and CGII are being reported in aggregate by The Capital Group Companies, Inc.

      Done at Los Angeles, California on 29th July 2013

12. Contact name:
      Neil Colgan
      Company Secretary

13. Contact telephone number:
      +353 1 634 4340

      Schedule A

     As of 26th July 2013

     CRH plc

	Number of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	21,628,985	2.965%
Holdings by CG Management Companies and Funds:
• Capital Research and Management Company	21,628,985	2.965%

CRH public limited company
(Registrant)

Date: 30 July 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director